PATRICK SMYTH JOINS CYOP SYSTEMS AS CEO

London, UK - November 24, 2006 -- The Board of Directors of CYOP Systems International Inc. (NASD OTCBB: CYOS.OB), a provider of online gaming software, is pleased to announce Patrick Smyth has accepted the positions of Chairman of the Board and CEO at the company.

Mr. Smyth was most recently the Chairman and CEO of Gaming Transactions Inc., the parent company of Keno.com Ltd. (UK).  He also serves as Director and Secretary to Red Felt Software Ltd. (UK); a wholly owned subsidiary of CYOP.  He was the President of CYOP from 2002 to 2005.

Mr. Smyth acts as an expert gaming consultant to Gerson Lehrman's Consumer Goods & Services Group and a "GLG Leader" and is in the top 5% of their global network. He deals with investment banks, hedge funds and large brokerages who are looking for insights into and recommendations on various companies in the iGaming, Poker and Sportsbook industries.

He is a member of the IGDA (International Gaming Developers Association), has co-authored a number of Online Gaming White Papers, speaks regularly at gaming conferences and has written a number of articles on iGaming. Mr. Smyth is also the founder of GamingPublic.com, the center for information on iGaming, industry stats, legal information and investment in publicly listed companies within the sector.

About CYOP
CYOP is a developer and provider of online gaming solutions and services for the iGaming industry.  The Company’s range of products and services include financial transaction platforms for on-line casinos, online gaming software, gaming websites, poker portals and integrated e-commerce transaction technology for on-line merchants.

For more information please visit www.cyopgaming.com

This press release may contain forward-looking statements which are pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that actual results may differ materially and all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming, risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on third party software providers, risks relating to international operations, and risks associated with competition..

Play Games. Win Games. Make Money. ™

Contact:
Patrick Smyth
(310) 402-5436 (Los Angeles)
(646) 421-2294 (New York)
ir@cyopgaming.com